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Filed by Celestica Inc.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Manufacturers' Services Limited
Commission File No.: 333-110362

The following is a press release issued by Celestica Inc. ("Celestica") and Manufacturers' Services Limited ("MSL") on March 9, 2004 regarding the share exchange ratio in connection with Celestica Inc.'s pending acquisition of MSL.

FOR IMMEDIATE RELEASE	Tuesday, March 9, 2004 (5:30 p.m. EST)

CELESTICA AND MSL ANNOUNCE SHARE EXCHANGE RATIO
IN MSL ACQUISITION

TORONTO, Canada and CONCORD, Massachusetts — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), and Manufacturers' Services Limited (MSL) (NYSE: MSV), a full-service global electronics manufacturing services and supply chain services company, announced today that the share exchange ratio for Celestica's previously announced acquisition of MSL has been confirmed, pursuant to the terms of the merger agreement, at 0.375 of a subordinate voting share for each share of MSL common stock. At the effective time of the merger:

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  each outstanding share of MSL common stock will be converted into the right to receive 0.375 of a subordinate voting share of Celestica; and

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  each outstanding share of MSL Series A and Series B preferred stock will be converted into the right to receive US$52.50 per share plus accrued dividends of US$0.525 per Series A share or US$0.45 per Series B share in cash or, at the stockholder's election, 2.914 Celestica subordinate voting shares per share of MSL Series A preferred stock and 3.178 Celestica subordinate voting shares plus a "make whole" payment of US$2.25 per share of MSL Series B preferred stock.

Celestica and MSL also announced that the "make-whole" payment will be paid in cash to all holders of Series B preferred stock who have validly elected to receive subordinate voting shares as merger consideration.

The transaction is expected to close immediately after MSL's special meeting of stockholders to be held on Friday, March 12, 2004.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com.

The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

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About MSL

MSL is a multi-national company that manufactures electronic hardware for companies that sell branded electronic equipment or utilize electronic components in their products. The company builds a variety of products, including medical devices, avionics, individual controls and communications equipment. MSL also manages the worldwide acquisition of components and supplies for the products it manufactures and provides complementary design, logistics and repair service.

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements, within the meaning of The Private Securities Litigation Reform Act of 1995, related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the ability to complete the proposed merger and to achieve the anticipated benefits of the merger; the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MSL Safe Harbour and Fair Disclosure Statement

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company's expectations for third quarter operating results and any statements containing the words "believes," "anticipates," "plans," "estimates," "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our dependence upon a relatively small number of customers; risks associated with our acquisitions of other companies or businesses; the incurrence of indebtedness and associated interest expense to fund our business strategy; the availability of critical components, particularly those from sole-source suppliers; the impact of competition within our industry; cancellations of or delays in customer orders; general economic conditions within our industry; the impact of foreign currency fluctuations and other factors specifically affecting our international operations. The Company anticipates that subsequent events and developments will cause the Company's estimates to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.

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Celestica Contacts:	MSL Contacts:
Laurie Flanagan VP, Global Communications (416) 448-2200 media@celestica.com	Mac Blythe VP, Marketing (978) 371-5491 mac.blythe@msl.com
Paul Carpino Director, Investor Relations (416) 448-2211 clsir@celestica.com	Sean Lannan VP, Investor Relations (978) 371-5495 sean.lannan@msl.com

ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

Celestica filed a registration statement with the SEC containing a proxy statement/prospectus regarding its acquisition of MSL. MSL stockholders are urged to read the proxy statement/prospectus filed with the SEC on February 9, 2004 and any other relevant materials filed by Celestica or MSL with the SEC because they contain, or will contain, important information about Celestica, MSL and this acquisition. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Celestica or MSL with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, you may obtain free copies of the documents filed with the SEC by Celestica by contacting Celestica Inc., 1150 Eglinton Avenue East, Toronto, Ontario M3C 1H7, Canada, Attention: Investor Relations, (416) 448-2211. You may obtain free copies of the documents filed with the SEC by MSL by contacting Manufacturers' Services Limited, 300 Baker Avenue, Suite 106, Concord, Massachusetts 01742, Attention: Investor Relations, (978) 371-5495.

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CELESTICA AND MSL ANNOUNCE SHARE EXCHANGE RATIO IN MSL ACQUISITION